United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release

Signature Page

Vale has approved bauxite and alumina projects
Rio de Janeiro, September 24, 2008 — Companhia Vale do Rio Doce (Vale) announces that its Board of Directors has approved the construction of a new alumina refinery, Companhia de Alumina do Pará (CAP), and the expansion of our Paragominas bauxite mine (Paragominas III), both located at the Brazilian state of Pará.
CAP will be responsible for the implementation and operation of an alumina refinery, located in Barcarena, 5 km away from the alumina refinery of our subsidiary Alunorte. CAP will be 80% owned by Vale, and 20% by Hydro Aluminium (Hydro). Hydro, a company based in Norway, is one of the largest global producers of aluminum and aluminum products.
The initial production capacity of the refinery will be 1.86 million metric tons per year (Mtpy) of alumina, through two lines of 930,000 tons per year. The new refinery has potential for future capacity expansions to reach up to 7.4 Mtpy.
The estimated total capex for the first phase of CAP is US$2.2 billion. The project implementation will begin in October 2008 and the operation start-up is expected for the first half of 2011.
Paragominas III will supply the bauxite to be consumed by the CAP refinery. The estimated total capex is US$487 million and it will increase the capacity of our Paragominas mine to 14.85 Mtpy from the current 9.9 Mtpy. Paragominas III is expected to start up its operations simultaneously with the first stage of CAP, in 1H 2011.
These projects are consistent with our strategy for the aluminum business, in which the focus is organic growth in the upstream portion of the aluminum production chain, through the development of its high quality bauxite reserves and competitive low-cost expansion of alumina production capacity.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 24, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations